SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)

Under the Securities Exchange Act of 1934

NATIONAL COAL CORP.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

632381 208

(CUSIP Number)

Adam Blonsky
c/o Crestview Capital Master, LLC
95 Revere Drive, Suite A
Northbrook, IL 60062
(847) 559-0060

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 15, 2007
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 632381 208	13D	Page 2 of 9 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY] Crestview Capital Master, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0

	8.	SHARED VOTING POWER 4,464,302 (1)

	9.	SOLE DISPOSITIVE POWER 0

	10.	SHARED DISPOSITIVE POWER 4,464,302 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,464,302 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3% (2) (See Item 5)

14.	TYPE OF REPORTING PERSON 00

(1) Includes 600,753 shares of Common Stock to be issued on December 17, 2007 upon the conversion of shares of Series A Cumulative Convertible Series A Preferred Stock, which shares are subject to a beneficial ownership cap that precludes conversion until such date, as described in Item 5.
(2) Based upon 25,878,885 issued and outstanding shares of Common Stock, calculated as the sum of (i) 20,152,993 issued and outstanding shares of Common Stock as of August 17, 2007, as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2007 and filed on August 20, 2007 with the Securities and Exchange Commission, (ii) 566,438 shares of Common Stock issued in September and October 2007, as reported in Forms 8-K filed by the Issuer on September 28, 2007, October 10, 2007 and October 17, 2007 (including shares issued to the Reporting Persons, as described in Item 5), (iii) 558,701 shares of Common Stock issued to Crestview Capital Master, LLC on October 16, 2007, as described in Item 5, (iv) 600,753 shares of Common Stock to be issued to Crestview Capital Master, LLC on December 17, 2007, as described in Item 5, and (v) 4,000,000 shares of Common Stock issued on or about October 19, 2007, as reported in a press release issued by the Issuer on that date.

Cusip No. 632381 208	13D	Page 3 of 9 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY] Crestview Capital Partners, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☒

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 20,169

	8.	SHARED VOTING POWER 4,464,302 (1)

	9.	SOLE DISPOSITIVE POWER 20,169

	10.	SHARED DISPOSITIVE POWER 4,464,302 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,484,471(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3% (2) (See Item 5)

14.	TYPE OF REPORTING PERSON 00

(1) Includes 600,753 shares of Common Stock to be issued on December 17, 2007 upon the conversion of shares of Series A Cumulative Convertible Series A Preferred Stock, which shares are subject to a beneficial ownership cap that precludes conversion until such date, as described in Item 5.
(2) Based upon 25,878,885 issued and outstanding shares of Common Stock, calculated as the sum of (i) 20,152,993 issued and outstanding shares of Common Stock as of August 17, 2007, as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2007 and filed on August 20, 2007 with the Securities and Exchange Commission, (ii) 566,438 shares of Common Stock issued in September and October 2007, as reported in Forms 8-K filed by the Issuer on September 28, 2007, October 10, 2007 and October 17, 2007 (including shares issued to the Reporting Persons, as described in Item 5), (iii) 558,701 shares of Common Stock issued to Crestview Capital Master, LLC on October 16, 2007, as described in Item 5, (iv) 600,753 shares of Common Stock to be issued to Crestview Capital Master, LLC on December 17, 2007, as described in Item 5, and (v) 4,000,000 shares of Common Stock issued on or about October 19, 2007, as reported in a press release issued by the Issuer on that date.

Cusip No. 632381 208	13D	Page 4 of 9 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY] Stewart Flink

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☒

6.	CITIZENSHIP OR PLACE OF ORGANIZATION US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 63,233 (See Item 5)

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 63,233 (See Item 5)

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,233 (See Item 5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%* (See Item 5)

14.	TYPE OF REPORTING PERSON IN

* Based upon 25,878,885 issued and outstanding shares of Common Stock, calculated as the sum of (i) 20,152,993 issued and outstanding shares of Common Stock as of August 17, 2007, as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2007 and filed on August 20, 2007 with the Securities and Exchange Commission, (ii) 566,438 shares of Common Stock issued in September and October 2007, as reported in Forms 8-K filed by the Issuer on September 28, 2007, October 10, 2007 and October 17, 2007 (including shares issued to the Reporting Persons, as described in Item 5), (iii) 558,701 shares of Common Stock issued to Crestview Capital Master, LLC on October 16, 2007, as described in Item 5, (iv) 600,753 shares of Common Stock to be issued to Crestview Capital Master, LLC on December 17, 2007, as described in Item 5, and (v) 4,000,000 shares of Common Stock issued on or about October 19, 2007, as reported in a press release issued by the Issuer on that date.

Cusip No. 632381 208	13D	Page 5 of 9 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY] Robert Hoyt

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 248,120 (See Item 5)

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 248,120 (See Item 5)

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 248,120 (See Item 5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%* (See Item 5)

14.	TYPE OF REPORTING PERSON IN

* Based upon 25,878,885 issued and outstanding shares of Common Stock, calculated as the sum of (i) 20,152,993 issued and outstanding shares of Common Stock as of August 17, 2007, as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2007 and filed on August 20, 2007 with the Securities and Exchange Commission, (ii) 566,438 shares of Common Stock issued in September and October 2007, as reported in Forms 8-K filed by the Issuer on September 28, 2007, October 10, 2007 and October 17, 2007 (including shares issued to the Reporting Persons, as described in Item 5), (iii) 558,701 shares of Common Stock issued to Crestview Capital Master, LLC on October 16, 2007, as described in Item 5, (iv) 600,753 shares of Common Stock to be issued to Crestview Capital Master, LLC on December 17, 2007, as described in Item 5, and (v) 4,000,000 shares of Common Stock issued on or about October 19, 2007, as reported in a press release issued by the Issuer on that date.

Cusip No. 632381 208	13D	Page 6 of 9 pages

This Amendment No. 4 (“Amendment No. 4”) is being filed jointly by Crestview Capital Master, LLC ("Crestview"), Crestview Capital Partners, LLC (“Crestview Partners”), Stewart Flink (“Mr. Flink”) and Robert Hoyt (“Mr. Hoyt”) (each, a “Reporting Person” and, collectively, the “Reporting Persons”) and amends the Schedule 13D filed by the Reporting Persons on March 1, 2004, as amended by Amendment No. 1 thereto filed on November 24, 2004, as amended by Amendment No. 2 thereto filed on February 24, 2006, as amended by Amendment No. 3 thereto filed on April 13, 2007 (collectively, the “Schedule 13D”). This Amendment No. 4 reflects, among other things, the removal of Dillon Capital, Inc. as a Reporting Person, as the shares of Common Stock previously reported as owned by Dillon have been transferred to Mr. Flink and his wife, jointly.

Except as set forth herein, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Sources and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended as follows to reflect the transactions described in Item 5 of this Amendment No. 4:

The total amount of funds expended at the closing of the purchase of the Crestview Inducement Shares, as described in Item 5 of this Amendment No. 4, was $1,648,167.95, all of which was expended by Crestview from working capital. This amount is in addition to amounts previously reported in Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to reflect the following additional information:

On October 18, 2007, Crestview entered into a Voting Agreement (the “Voting Agreement”) with two other shareholders of the Company, Jon Nix (who is also a director of the Company) and Jenco Capital Corporation (“Jenco”), and certain of the Company’s lenders (the “Lenders”). Pursuant to the Voting Agreement, Crestview and each of the other shareholders party thereto agreed, for the benefit of the Lenders, to vote the shares of Common Stock beneficially owned by such shareholder (i) in favor of any stockholder resolutions ratifying or approving the issuance of certain warrants (the “Warrants”), or any shares of Common Stock issuable upon the exercise of the Warrants, to be issued by the Company to the Lenders and (ii) against any action or agreement which would materially impede or interfere with or prevent the issuance or the exercise of the Warrants in full. The Voting Agreement will terminate automatically upon the earliest of (i) the date on which the Company is advised by NASDAQ that the Warrants may be issued and exercised in full without requiring shareholder approval, (ii) if shareholder approval is required by NASDAQ, the date on which such shareholder approval is obtained or (iii) the date on which the Company is no longer obligated to issue the Warrants.

Each of the Reporting Persons expressly disclaims that the Voting Agreement resulted in the Reporting Persons (or any of them) and Mr. Nix and Jenco being a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder.

Other than as set forth above, none of the Reporting Persons have any agreement or understanding with either Mr. Nix or Jenco with respect to the Company. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is a “group” with Mr. Nix or Jenco or is the beneficial owner of any shares of Common Stock held by Mr. Nix or Jenco for purposes of Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, and the Reporting Persons expressly disclaim such “group” status and beneficial ownership.

To the extent that the Reporting Persons (or any of them) may be deemed to be a “group” with Mr. Nix or Jenco (which “group” status is hereby expressly disclaimed), this Schedule 13D constitutes a separate filing by the Reporting Persons in accordance with Rule 13d-1(k)(2) under the Exchange Act. Neither Mr. Nix, Jenco nor any of their respective affiliates is a reporting person for purposes of this Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) As a result of, and after giving effect to, the transactions described in paragraph (c) below, Crestview may be deemed to beneficially own 4,464,302 shares of Common Stock (excluding shares underlying certain securities that have 9.99% beneficial ownership limitations, as described in this Schedule 13D), representing approximately 17.3% of the total number of issued and outstanding shares of Common Stock. Of such 4,464,302 shares, (i) 3,800,544 are shares of Common Stock owned by Crestview as of the date hereof (including the Crestview Inducement Shares described in paragraph (c) below), (ii) 600,753 are shares to be issued to Crestview on December 17, 2007 pursuant to the Crestview Conversion Agreement described in paragraph (c) below, and (ii) 63,005 are shares of Common Stock that may be obtained by Crestview upon the exercise of warrants that are immediately exercisable.

Cusip No. 632381 208	13D	Page 7 of 9 pages

As of the date hereof, Crestview Partners owns 20,169 shares of Common Stock. In addition, Crestview Partners is the sole manager of Crestview, and as such has the power to vote and to dispose of investments owned by Crestview, including the Common Stock, and thus may also be deemed to beneficially own the above-described shares of Common Stock owned, or that may be obtained upon the exercise of warrants or may otherwise be deemed to be beneficially owned, by Crestview. Accordingly, as of the date hereof Crestview Partners may be deemed to beneficially own an aggregate of 4,484,471 shares of Common Stock (excluding shares underlying certain securities that have 9.99% beneficial ownership limitations, as described in this Schedule 13D), representing approximately 17.3% of the total number of issued and outstanding shares of Common Stock.

To the extent that the Reporting Persons (or any of them) may be deemed to be a “group” with Mr. Nix or Jenco (which “group” status is hereby expressly disclaimed) as a result of the Voting Agreement referred to in Item 4 above, such “group” may be deemed to beneficially own an aggregate of 10,313,104 shares of Common Stock (excluding shares underlying certain securities that have 9.99% beneficial ownership limitations, as described in this Schedule 13D), representing approximately 39.9% of the total number of issued and outstanding shares of Common Stock (based on a total of 5,828,633 shares of Common Stock owned by Mr. Nix and Jenco, as represented by Mr. Nix and Jenco in the Voting Agreement, and as to which the Reporting Persons have no independent knowledge).

As of the date hereof, Mr. Flink may be deemed to beneficially own 63,233 shares of Common Stock, representing approximately 0.2% of the total number of issued and outstanding shares of Common Stock, and Mr. Hoyt may be deemed to own 248,120 shares of Common Stock, representing approximately 1.0% of the total issued and outstanding shares of Common Stock.

Of the 63,233 shares that may be deemed to be beneficially owned by Mr. Flink, 62,233 shares are held jointly with Jennifer Flink, his wife, and 500 shares each are held in two UTMA accounts for which Mr. Flink is custodian. Accordingly, as of the date hereof Mr. Flink may be deemed to beneficially own an aggregate of 63,233 shares of Common Stock, representing approximately 0.2% of the total number of issued and outstanding shares of Common Stock.

Of the 248,120 shares that may be deemed to be beneficially owned by Mr. Hoyt, 66,808 shares are held by Nancy Hoyt, his wife, and 181,312 shares are held by the Nancy Hoyt Revocable Trust, an entity controlled by Mr. Hoyt. Accordingly, as of the date hereof, Mr. Hoyt may be deemed to beneficially own an aggregate of 248,120 shares of Common Stock, representing approximately 1.0% of the total number of issued and outstanding shares of Common Stock.

All beneficial ownership percentages in this Item 5 are calculated based upon 25,878,885 issued and outstanding shares of Common Stock, calculated as the sum of (i) 20,152,993 issued and outstanding shares of Common Stock as of August 17, 2007, as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2007 and filed on August 20, 2007 with the Securities and Exchange Commission, (ii) 566,438 shares of Common Stock issued in September and October 2007, as reported in Forms 8-K filed by the Issuer on September 28, 2007, October 10, 2007 and October 17, 2007(including shares issued to the Reporting Persons, as described in paragraph (c) below), (iii) 558,701 shares of Common Stock issued to Crestview on October 16, 2007, as described in paragraph (c) below, (iv) 600,753 shares of Common Stock to be issued to Crestview on December 17, 2007, as described in paragraph (c) below, and (v) 4,000,000 shares of Common Stock issued on or about October 19, 2007, as reported in a press release issued by the Issuer on that date.

Currently, Mr. Flink, Mr. Hoyt and Daniel Warsh are the managers of Crestview Partners, and as such may be deemed to share the power to vote and to dispose of investments beneficially owned by Crestview Partners, including the Common Stock. As a result, each of Messrs. Flink, Hoyt and Warsh may also be deemed to beneficially own the above-described shares of Common Stock held by Crestview and Crestview Partners; however, each disclaims beneficial ownership of such shares of Common Stock.

(c) On September 5, 2007, the Company, Mr. Flink and Jennifer Flink entered into a Securities Conversion Agreement (the “Flink Conversion Agreement”) pursuant to which, among other things, effective on or about September 28, 2007, (i) all of the 8.33 shares of Series A Convertible Preferred Stock previously owned jointly by Mr. Flink and Jennifer Flink were converted into 21,580 shares of Common Stock and (ii) the Company issued an additional 20,070 shares of Common Stock to Mr. Flink and Jennifer Flink as an inducement to, and in consideration of, the conversion of the shares of Series A Convertible Preferred Stock. Mr. Flink and Jennifer Flink also received accrued dividends on their shares of Series A Convertible Preferred Stock of $4,507, in the form of 1,502 shares of Common Stock.

On September 5, 2007, the Company and the Nancy Hoyt Revocable Trust entered into a Securities Conversion Agreement (the “Hoyt Conversion Agreement”) pursuant to which, among other things, effective on or about September 28, 2007, (i) all of the 35 shares of Series A Convertible Preferred Stock previously owned by the Nancy Hoyt Revocable Trust were converted into 90,674 shares of Common Stock and (ii) the Company issued an additional 84,326 shares of Common Stock to the Nancy Hoyt Revocable Trust as an inducement to, and in consideration of, the conversion of the shares of Series A Convertible Preferred Stock. The Nancy Hoyt Revocable Trust also received accrued dividends on its shares of Series A Convertible Preferred Stock of $18,936, in the form of 6,312 shares of Common Stock

Cusip No. 632381 208	13D	Page 8 of 9 pages

On October 15, 2007 (the “Effective Date”), the Company and Crestview entered into a Securities Conversion Agreement (the “Crestview Conversion Agreement”). Pursuant to the Crestview Conversion Agreement, among other things, (i) Crestview irrevocably agreed to convert, effective on the 62nd day after the Effective Date, all of the 223.11 shares of Series A Convertible Preferred Stock owned by it as of the Effective Date (plus accrued dividends thereon) into 600,753 shares of Common Stock pursuant to the terms of the Articles of Amendment of the Articles of Incorporation of the Company filed on August 31, 2004, as amended (the “Articles of Amendment”), (ii) on October 22, 2007, the Company paid Crestview the sum of $1,648,167.95 as an inducement to, and in consideration of, Crestview’s irrevocable agreement to convert the shares of Series A Convertible Preferred Stock and (iii) on October 16, 2007, Crestview purchased 558,701 shares of Common Stock (the “Crestview Inducement Shares”) from the Company for an aggregate purchase price of $1,648,167.95. Also pursuant to the Conversion Agreement, and in order to effect the conversion of its shares of Series A Convertible Preferred Stock, Crestview provided the Company with the 61 days’ prior notice required under the Articles of Amendment to elect to no longer be governed by the Beneficial Ownership Cap (as defined in the Articles of Amendment), effective after 61 days from the Effective Date.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding thereto the following:

As described above in this Amendment No. 4, on September 5, 2007, the Company, Mr. Flink and Jennifer Flink entered into the Flink Conversion Agreement, which is attached to this Amendment No. 4 as Exhibit 99.17 and is incorporated by reference in its entirety into this Item 6.

As described above in this Amendment No. 4, on September 5, 2007, the Company and the Nancy Hoyt Revocable Trust entered into the Hoyt Conversion Agreement, which is attached to this Amendment No. 4 as Exhibit 99.18 and is incorporated by reference in its entirety into this Item 6.

As described above in this Amendment No. 4, on October 15, 2007, the Company and Crestview entered into the Crestview Conversion Agreement, which is attached to this Amendment No. 4 as Exhibit 99.19 and is incorporated by reference in its entirety into this Item 6.

As described above in this Amendment No. 4, on October 18, 2007, the Company, Mr. Nix, Jenco and the Lenders entered into the Voting Agreement, which is attached to this Amendment No. 4 as Exhibit 99.20 and is incorporated by reference in its entirety into this Item 6.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding thereto the following:

Exhibit 99.17	National Coal Corp. Securities Conversion Agreement by and between the Company and Mr. Flink and Jennifer Flink, dated September 5, 2007.

Exhibit 99.18	National Coal Corp. Securities Conversion Agreement by and between the Company and the Nancy Hoyt Revocable Trust, dated September 5, 2007.

Exhibit 99.19	National Coal Corp. Securities Conversion Agreement by and between the Company and Crestview, dated October 15, 2007.

Exhibit 99.20	Voting Agreement, dated October 18, 2007, by and among Crestview, Jon Nix, Jenco Capital Corporation, and the lenders named therein.

Cusip No. 632381 208	13D	Page 9 of 9 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 29, 2007

CRESTVIEW CAPITAL MASTER, LLC

By:	CRESTVIEW CAPITAL PARTNERS, LLC, its sole Manager

By:

/s/ Stewart Flink
	Name:	Stewart Flink
	Title:	Manager

CRESTVIEW CAPITAL PARTNERS, LLC

By:

/s/ Stewart Flink
	Name:	Stewart Flink
	Title:	Manager

/s/ Stewart Flink
Stewart Flink

/s/ Robert Hoyt
Robert Hoyt

EXHIBIT INDEX

Exhibit 99.17	National Coal Corp. Securities Conversion Agreement by and between the Company and Mr. Flink and Jennifer Flink, dated September 5, 2007.

Exhibit 99.18	National Coal Corp. Securities Conversion Agreement by and between the Company and the Nancy Hoyt Revocable Trust, dated September 5, 2007.

Exhibit 99.19	National Coal Corp. Securities Conversion Agreement by and between the Company and Crestview, dated October 15, 2007.

Exhibit 99.20	Voting Agreement, dated October 18, 2007, by and among Crestview, Jon Nix, Jenco Capital Corporation, and the lenders named therein.